UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Borders Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

099709107

(CUSIP Number)

Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, New York 10019
                      212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with a copy to:

Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000

October 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1	Name of Reporting Person
I.R.S. Identification Nos. of Above Person (entities only) Pershing Square Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned	7 Sole Voting Power -0-
8 Shared Voting Power 6,855,580
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 6,855,580
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,855,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
11.7%[1]
14	Type of Reporting Person (See Instructions)
IA
______________
[1]

This calculation is based on 58,833,583 shares of the common stock of Borders Group, Inc. outstanding as of August 29, 2007, as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

CUSIP No. 099709107

1	Name of Reporting Person
I.R.S. Identification Nos. of Above Person (entities only) PS Management GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned	7 Sole Voting Power -0-
8 Shared Voting Power 6,855,580
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 6,855,580
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,855,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
11.7%[2]
14	Type of Reporting Person (See Instructions)
OO
______________
[2]

This calculation is based on 58,833,583 shares of the common stock of Borders Group, Inc. outstanding as of August 29, 2007, as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

CUSIP No. 099709107

1	Name of Reporting Person
I.R.S. Identification Nos. of Above Person (entities only)
Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned	7 Sole Voting Power -0-
8 Shared Voting Power 3,035,057
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 3,035,057
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,035,057
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
5.2%[3]
14	Type of Reporting Person (See Instructions)
IA
______________
[3]

This calculation is based on 58,833,583 shares of the common stock of Borders Group, Inc. outstanding as of August 29, 2007, as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

CUSIP No. 099709107

1	Name of Reporting Person
I.R.S. Identification Nos. of Above Person (entities only)
William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
U.S.A.

Number of Shares Beneficially Owned	7 Sole Voting Power -0-
8 Shared Voting Power 6,855,580
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 6,855,580
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,855,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)
11.7%[4]
14	Type of Reporting Person (See Instructions)
IN
______________
[4]

This calculation is based on 58,833,583 shares of the common stock of Borders Group, Inc. outstanding as of August 29, 2007, as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

Item 1.       Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Phoenix Drive, Ann Arbor, Michigan 48108.

Item 2.       Identity and Background

(a), (f)

This Schedule 13D is being filed by:  (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii)  Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of October 9, 2007, a copy of which is attached hereto as Exhibit 99.1.

(b)

The business address of each of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

(c)

Pershing Square’s principal business is serving as investment advisor to certain affiliated funds.  PS Management’s principal business is serving as the sole general partner of Pershing Square.  Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership.  The principal occupation of William A. Ackman is serving as the managing member of each of PS Management and Pershing Square GP.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which purchased an aggregate of 6,855,580 shares of Common Stock for a total consideration (including brokerage commissions) of $130,422,989 derived from the capital of the Pershing Square Funds.

Item 4.

Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock in the ordinary course of their investment business.

Representatives of the Issuer recently solicited Pershing Square's views regarding certain corporate governance and other matters including the composition of the Issuer's Board of Directors.  The Reporting Persons filed this Schedule 13D to permit free communication between the Issuer and Pershing Square on this and other topics.

Prior to the date hereof, the Reporting Persons had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock.  Although the Reporting Persons do not believe that Pershing Square’s providing its views or engaging in communications as described above would constitute activities that have the purpose or effect of changing or influencing control of the Issuer, the Reporting Persons are filing this Schedule 13D in order to remove any possible impediment to providing such views or engaging in such communications.

In addition to the foregoing matters, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis.  Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things:  (i) continued ownership of the Issuer’s equity currently beneficially owned by the Reporting Persons; (ii) acquiring additional interests in or disposing of some or all of its interests in the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) a sale or transfer of a material amount of assets of the Issuer and/or any of its affiliates; (iv) proposing or seeking to change or take control of the Issuer, including but not limited to through solicitation of proxies to elect the nominees of the Reporting Persons’ affiliates to the Board of Directors of the Issuer, changing the Issuer’s charter or by-laws, or otherwise effecting an extraordinary corporate transaction such as a spin-off, acquisition, merger, tender offer, exchange offer, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries and/or affiliates or assets; or (v) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above.  Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons.  The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.

Interest in Securities of the Issuer

(a), (b)

Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended August 4, 2007, there were 58,833,583 shares of Common Stock outstanding as of August 29, 2007.  Based on the foregoing, the 6,855,580 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 11.7% of the shares of the Common Stock issued and outstanding as of such date.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares.  As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 3,035,057 shares of Common Stock owned by Pershing Square, L.P. and Pershing Square II, L.P.  By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons owns any shares of Common Stock, other than the Subject Shares reported in this Schedule 13D.

(c)

During the last 60 days, the Reporting Persons effected no transactions in the Common Stock.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held by the accounts managed by Pershing Square may be delivered to such accounts.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons, except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.

Material to be Filed as Exhibits.

Exhibit 99.1

Joint Filing Agreement, dated as of October 9, 2007, among
Pershing Square Capital Management, L.P., PS Management GP,
LLC, Pershing Square GP, LLC and William A. Ackman

S  I  G  N  A  T  U  R  E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: October 9, 2007	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of October 9, 2007, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman